UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) (“Cosan” or “Company”) hereby informs its shareholders and the market in general that it has announced on July 30, 2019, early tender results in connection with its previously announced offer to purchase for cash (the “Tender Offer”) any and all of its outstanding 5.950% Notes due 2024 (the “Notes”).

The early tender date for the Tender Offer was 5:00 p.m., New York City time, July 30, 2019 (the “Early Tender Date”). Cosan has been advised that, as of the Early Tender Date, U.S.$296,364,000 in aggregate principal amount of the Notes, or approximately 59.27% of the outstanding Notes, had been validly tendered pursuant to the Tender Offer. The Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law. Holders who validly tendered their Notes at or prior to the Early Tender Date, in the manner described in the Offer to Purchase (as defined below) will be eligible to receive the Total Consideration, which includes the Early Tender Payment, plus any accrued interest, on the Early Settlement Date, which is expected to be August 1, 2019, or as promptly as practicable thereafter.

In connection with the Tender Offer, we are also soliciting consents of the Holders of the Notes (the “Consent Solicitation”) for the adoption of certain amendments (the “Proposed Amendments”) to the indenture governing the Notes to eliminate substantially all of the restrictive covenants as well as certain events of default and related provisions contained therein. Holders who have tendered their Notes pursuant to the Tender Offer are deemed to have consented to the Proposed Amendments and therefore, we have received the requisite consents of Holders of a majority in aggregate principal amount of Notes outstanding to amend the indenture. As a result, the indenture governing the Notes will be amended on or about the Early Settlement Date, which is expected to be August 1, 2019, or as promptly as practicable thereafter.

The following table sets forth certain information relating to the Tender Offer:

Title of Security	ISIN/CUSIP	Principal Outstanding Amount		Tender Offer Consideration(1)		Early Tender Payment(1)(2)		Total Consideration(1)
5.950% Notes due 2024	US22113AAA34/ USG25343AA52 22113A AA3/ G25343 AA5	U.S.$	500 million	U.S.$	1,012.50	U.S.$	50.00	U.S.$ $	1,06

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase, excluding Accrued Interest, which will be paid in addition to the Tender Offer Consideration and, if applicable, the Early Tender Payment.
(2)	Included in the Total Consideration.

The Tender Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on August 13, 2019, unless extended or earlier terminated by us (such time and date, as it may be extended or earlier terminated with respect to the Tender Offer, the “Expiration Date”).

Our obligation to purchase the Notes in the Tender Offer is conditioned on the satisfaction or waiver of certain conditions, including the Financing Condition, as described in the Offer to Purchase. We have the right, in our sole discretion, to amend or terminate the Tender Offer or the Consent Solicitation at any time. We reserve the right, in our sole discretion, not to accept any tenders of Notes for any reason.

The terms and conditions of the Tender Offer and Consent Solicitation, as well as the Proposed Amendments, are described in the Offer to Purchase and Consent Solicitation Statement, dated July 17, 2019, (as it may be amended or supplemented, the “Offer to Purchase”) and the related Consent and Letter of Transmittal dated July 17, 2019 (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were made available to Holders by D.F. King & Co., Inc., the tender and information agent for the Tender Offer and Consent Solicitation (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Tender and Information Agent in New York at +1 877-871-1741 (toll free) or +1 212 269 5550 (collect); in London at +44 20 7920 9700 (collect); or at cosan@dfking.com.

Banco Bradesco BBI S.A., Banco BTG Pactual S.A. – Cayman Branch, Citigroup Global Markets Inc., Itau BBA USASecurities, Inc., Morgan Stanley & Co. LLC and Santander Investment Securities Inc. are the Dealer Managers and Solicitation Agents in connection with the Tender Offer and Consent Solicitation. Questions regarding the Tender Offer and Consent Solicitation may be directed to Banco Bradesco BBI S.A. at +1 (646) 432-6643 (collect); Banco BTG Pactual S.A. – Cayman Branch at +1 (212) 293-4600 (collect); Citigroup Global Markets Inc. at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect); Itau BBA USA Securities, Inc. at +1 (888) 770-4828 (toll free) or + 1 (212) 710-6749 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), or Santander Investment Securities, Inc. at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

Neither the Offer to Purchase, the Letter of Transmittal nor any related documents have been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, the Letter of Transmittal or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary. The Financing Transaction (as defined in the Offer to Purchase) was not and will not be registered with the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliarios) and also will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Consequently the notes issued in the Financing Transaction are prohibited from being offered or sold in the United States or to U.S. citizens without applicable registration or exemption from registration required under the Securities Act.

The Tender Offer and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstance shall this press release constitute an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities or a solicitation of consents. The Tender Offer and Consent Solicitation are not being made to, nor will we accept tenders of Notes or delivery of consents from, Holders in any jurisdiction in which the Tender Offer and Consent Solicitation would not be in compliance with the securities or blue sky laws of such jurisdiction. No recommendation is made by us, the Dealer Managers or the Solicitation Agents as to whether Holders should tender their Notes or deliver consents. Holders should carefully read the Offer to Purchase and the related materials, because they contain important information, including the various terms and conditions of the Tender Offer and Consent Solicitation.

Forward-Looking Statements

Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the consummation of the Tender Offer, the Consent Solicitation, the Financing Transaction including the timing thereof, the Proposed Amendments and the execution of the supplemental indenture. These statements are based on certain assumptions made by Cosan based on its management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Cosan, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks set forth in reports filed by Cosan with the U.S. Securities and Exchange Commission. Any forward-looking statement applies only as of the date on which such statement is made and Cosan does not to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

São Paulo, August 5, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer